                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)*



                             Socket Communications, Inc.
-------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     Common Stock
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     833 672 108
                                   ----------------
                                    (CUSIP Number)

                                     Erik Berger
                                 Telenor Venture AS
                                   Teatergaten 9
                                   P. O. Box 6701
                                  St. Olavs Plass
                                 0130 Oslo, Norway
                                Tel: +47 22 77 99 88


-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)


                                  October 23, 1998
                  ------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 2 of 11 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                                                     Telenor AS
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (A)  / /
     OF A GROUP*                                                       (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*                                              Inapplicable

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         Norway
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                                  -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                                  -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.0%

-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*                                               CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 3 of 11 Pages


-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                                             Telenor Venture AS
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (A)  / /
     OF A GROUP*                                                       (B)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*                                              Inapplicable

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]
-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                         Norway
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING
 BENEFICIALLY OWNED                 POWER                                  -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING
                                    POWER                                  -0-
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE
                                    POWER                                  -0-
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE
                                    POWER                                  -0-
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON          -0-

-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [ ]

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    0.0%

-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*                                               CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 4 of 11 Pages

ITEM 1.   SECURITY AND ISSUER.

(a)  Common Stock

(b)  Socket Communications, Inc.
     37400 Central Court
     Newark, CA 94560

ITEM 2.   IDENTITY AND BACKGROUND.

The information in this Item 2, as well as the information under Items 3, 4, 5 and 6, is provided for each reporting person and for each person for whom information is required to be provided by General Instruction C to Schedule 13D (Reg. Section 240.13d-101).

TELENOR AS

(a)  Telenor AS, a corporation formed under the laws of Norway.

(b)  Universitetsgaten 2
     P. O. Box 6701
     St. Olavs Plass
     0130 Oslo, Norway

(c) Production and supply of services in the fields of telecommunications, data services, and media distribution.

(d) During the last five years, Telenor AS has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor AS was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR AS

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor AS. Each of the directors and executive officers of Telenor AS is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Universitetsgt 2,
P. O. Box 6701, St. Olavs Plass, 0130 Oslo, Norway.

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 5 of 11 Pages

NAME AND BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION

DIRECTORS OF TELENOR AS

Arnfinn Hofstad                    Director
NKL
Kirkegaten 4
0153 Oslo, Norway

Finn A. Hvistendahl                Head of Enginering
Norske Skog ASA
Niels Juelsgt. 24
0272 Oslo, Norway

Terje Moe Gustavsen                Manager
LO Stat.
Mollergt.10
0179 Oslo, Norway

Oddbjorn Nordset                   Deputy County Governor
Fylkesmannen i Nord-Trondelag
Strandveien 38, Statens hus
7700 Steinkjer, Norway

Ashild Bendiktsen                  Chief Financial Officer
Entreprenor Bendiktsen
 & Aasen A/S
P.O. Box 233
9350 Sjoevegan, Norway

Marianne Damhaug                   Marketing koordinator
Norplan AS
Madserud Alle 22
0268 Oslo

Synnove Lohne-Knudsen              Union Leader
Kommunikasjons-og
 Teletilsattes Landsforbund
Kongensgate 15
0153 Oslo, Norway

Svein Eivind Solheim               Manager of Operations
Telenor Istallasjon AS
Forde, Norway

Anne Sorlie                        Consultant
Tele-og Dataforbundet
P. O. Box 6701, St. Olavs pl.
0130 Oslo, Norway

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 6 of 11 Pages

EXECUTIVE OFFICERS OF TELENOR AS

Tormod Hermansen                   President and Chief
                                   Executive Officer

Ole Petter Hakonsen                Senior Executive
                                   Vice President

Terje Thon                         Senior Executive
                                   Vice President


Fredrik Baksaas                    Executive Vice President
                                   and Chief Financial Officer

Arve Johansen                      Executive Vice President
                                   and Chief Financial Officer

Torstein Moland                    Executive Vice President
                                   and Chief Financial Officer

Heidi Kvaernvik                     Executive Vice President

Peter Pay                          Executive Vice President

(d) During the last five years, none of the above executive officers and directors of Telenor AS has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor AS has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TELENOR VENTURE AS

(a)  Telenor Venture AS, a corporation formed under the laws of Norway
     ("TELENOR")

(b)  Teatergaten 9
     P. O. Box 6701
     St. Olavs Plass
     0130 Oslo, Norway

(c) Investment company with venture capital investments in public and private companies.

(d) During the last five years, Telenor has not been convicted in a criminal proceeding.

(e) During the last five years, Telenor was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 7 of 11 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR

(a), (b), (c) and (f) The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Telenor. Each of the directors and executive officers of Telenor is a citizen of Norway. Except as otherwise indicated, the business address of each of such persons is Teatergaten 9, P.O. Box 6701, St. Olavs Plass, 0130 Oslo, Norway.

NAME AND BUSINESS ADDRESS          PRESENT PRINCIPAL OCCUPATION

DIRECTORS AND EXECUTIVE OFFICERS OF TELENOR VENTURE AS

Rune Rinnan                   President and Chief Executive Officer

Tortsein Moland               Executive Vice President and
Universitetsgaten 2           Chief Financial Officer
0165 Oslo, Norway             of Telenor AS

Oddvar Hesjedal               Managing Director
Universitetsgaten 2           (R&D) of Telenor Fou AS
0165 Oslo, Norway

Peter Pay                     Chairman of the Board; Executive Vice President
Keysersgt 15                  of Telenor AS
0165 Oslo, Norway

Peter Hermanrud               Investment Director
Folke Bernadottesv 40         of Vital Forsikring AS
5020 Bergen, Norway

Ronny Johan Langeland         Director of Storebrand
Postboks 1380, Vika           Investment Management
Stranden 3B, Aker Brygge
0114 Oslo, Norway

(d) During the last five years, none of the above executive officers and directors of Telenor has been convicted in a criminal proceeding.

(e) During the last five years, none of the above executive officers and directors of Telenor has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Inapplicable.

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 8 of 11 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

     The reporting persons are filing this amendment to reflect the fact that they no longer beneficially own 5% or more of any class of Socket's securities. All such Socket securities were registered in the name of Telenor. Telenor AS is a seventy percent (70%) shareholder of Telenor and acquired its beneficial interest in the Common Stock held by Telenor solely by reason of its relationship to such entity.

     No person named in Item 2 to this Schedule 13D currently has any plans or proposals which relate to or would result in: (a) the acquisition by any such person of any additional securities of Socket, or the disposition of securities of Socket; (b) an extraordinary corporate transaction, such as a merger or liquidation, involving Socket or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Socket or any of its subsidiaries; (d) any change in the present Board of Directors or management of Socket, including any plans or proposals to change the number or term or directors or to fill any existing vacancies on the Board;
     (e) any material change in the present capitalization or dividend policy of Socket; (f) any other material change in Socket's business or corporate structure; (g) changes in Socket's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Socket by any person; (h) causing a class of securities of Socket to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Socket becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned (identifying those shares which there is a right to acquire) by each person named in
     Item 2 of this Schedule 13D. The following information is based upon information regarding the number of securities outstanding as supplied by Socket.

                          NUMBER OF SHARES               PERCENTAGE OF CLASS
      PERSON              BENEFICIALLY OWNED             BENEFICIALLY OWNED
      ------             --------------------------     -----------------------
                                           RIGHT TO                    RIGHT TO
                         AGGREGATE         ACQUIRE      AGGREGATE      ACQUIRE
                         ---------         --------     ---------      --------
      Telenor              -0-             -0-           -0-           -0-

      Telenor AS           -0-             -0-           -0-           -0-

(b) The information contained in Lines (7), (8), (9) and (10) of the cover pages hereof (Pages 2 through 3) is incorporated herein by this reference.

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 9 of 11 Pages

(c) The following table sets forth the amount of Socket securities sold by Telenor since Telenor's last report on Schedule 13D including the dates of the transactions and the price per share. All such securities were sold in open market transactions through SG Cowen Securities Corporation.

     TRADE DATE            NUMBER OF SHARES      PER SHARE PRICE
     ----------            ----------------      ---------------
     16-Oct                    25,000             $    0.35
     19-Oct                    10,000                  0.4062
     23-Oct                    12,000                  0.36
     23 Oct                    50,000                  0.35
     26-Oct                     5,000                  0.35
     27-Oct                    15,000                  0.30
     28-Oct                   103,000                  0.2736
     28-Oct                    55,000                  0.30
     28-Oct                    60,000                  0.2709
     28-Oct                   336,803                  0.2803


(d)  Inapplicable.

(e) The reporting persons ceased to be the beneficial owners of more than five percent (5%) of the securities of Socket on or about October 28, 1998.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None of the reporting persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Socket, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Attached hereto as Exhibit "A" is a copy of the reporting persons' agreement pursuant to Rule 13d-1(k)(1)(iii).

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 10 of 11 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated:  January 26, 1999           Telenor AS, a Norwegian corporation


                                   By: /s/ Richard A. Horning
                                       ----------------------------------------
                                       Richard A. Horning, Attorney-In-Fact


Dated:  January 26, 1999           Telenor Venture AS, a Norwegian corporation


                                   By: /s/ Richard A. Horning
                                       ----------------------------------------
                                       Richard A. Horning, Attorney-In-Fact

                                  SCHEDULE 13D

CUSIP No. 833 672 108                                        Page 11 of 11 Pages

                                    EXHIBIT A


                                    AGREEMENT


     This will memorialize the agreement by and among all of the undersigned that the Schedule 13D identifying each of the undersigned as "reporting persons" and mailed to Socket Communications, Inc. ("SOCKET") and filed with the Securities and Exchange Commission on or about January 26, 1999 with respect to the beneficial ownership of shares of Socket's Common Stock is being filed on behalf of each of the persons signing below. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  January 26, 1999           Telenor AS, a Norwegian corporation


                                   By: /s/ Richard A. Horning
                                       ----------------------------------------
                                       Richard A. Horning, Attorney-In-Fact


Dated:  January 26, 1999           Telenor Venture AS, a Norwegian corporation


                                   By: /s/ Richard A. Horning
                                       ----------------------------------------
                                       Richard A. Horning, Attorney-In-Fact